United States Securities and Exchange Commission Washington, D.C. 20549 FORM 6-K REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934 For the month of February 2024 Commission File Number 132-02847 INTER & Co, INC. (Exact name of registrant as specified in its charter) N/A (Translation of Registrant’s executive offices) Av Barbacena, 1.219, 22nd Floor Belo Horizonte, Brazil, ZIP Code 30 190-131 Telephone: +55 (31) 2138-7978 (Address of principal executive office) Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F ☒ Form 40-F ☐ Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): Yes ☐ No ☒ Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): Yes ☐ No ☒

4Q23 Earnings Release February 7th, 2024

4Q23 Highlights | Strategic Updates | Unit Economics | Loan Portfolio | Asset Quality | Funding Capabilities | Financial Performance | Capital Ratio | Recent Developments | Business Verticals | Appendix

Highlights

	4Q23	2023
Activation Rate	54.0%	54.0%
	+135bps QoQ	+300bps YoY
ROE	8.5%	4.9%
	+2.9p.p. QoQ	+5.1p.p. YoY
Total Gross Revenue	R$2.2bn	R$8.1bn
	+29% YoY	+35% YoY
Efficiency Ratio	51.4%	54.5%
	-22p.p. YoY	-18p.p. YoY
Net Income	R$160mm	R$352mm
	Vs. +29mm 4Q22	Vs. -14mm 2022

CEO Letter

One year ago, we presented our ambitious 60-30-30 plan, aiming to achieve 60 million clients, 30% efficiency ratio and 30% ROE by 2027. Today, we are thrilled to say that we concluded the first year significantly ahead of schedule, delivering strong results.

Our net income reached R$352 million in 2023, setting new records quarter after quarter. 4Q23 was especially remarkable, as it marked the fifth consecutive quarter of bottom-line growth, with a record-breaking net income of R$160 million, equivalent to an annual run rate profitability of over R$600 million.

The highlight of the year was the improvement in efficiency ratio. By reaching 51%, we demonstrated the scalability of the digital banking model. We achieved greater efficiency in parallel with continuous innovation, launching new products and solutions in our Financial Super App. Two examples are Inter Loop (rewards program) and Meu Porquinho (a beginner-friendly savings account) both reaching millions of clients this year.

The strength of our platform enabled us to attract 5.7 million new clients of which 4 million are active in 2023, while increasing our overall activation rate to 54%, the highest level since 2021. These additions were made while consistently optimizing CAC, decreasing every quarter of this year.

In terms of balance sheet growth, we had strong performance with acceleration in the second half of 2023. Loans grew 31% while our funding grew 35%, four times the industry average. Our growth was also healthy; on the asset side shifting our mix towards high-ROE products, while in the funding side, delivering competitive cost of funding below 60% of CDI.

We're starting year two of our 60-30-30 plan with strong momentum - better asset quality, stronger capital allocation, and the tailwinds of decreasing interest rates. We are well positioned to continue enhancing our product, driving continued adoption and monetization.

None of this would have been possible without the tremendous enthusiasm and commitment of our employees, who rose up to the challenge to deliver an outstanding year for the company. To them, I say thank you!

João Vitor Menin | Inter&Co CEO

1

4Q23 Highlights | Strategic Updates | Unit Economics | Loan Portfolio | Asset Quality | Funding Capabilities | Financial Performance | Capital Ratio | Recent Developments | Business Verticals | Appendix

Highlights of the Quarter

	4Q23	3Q23	4Q22	Variation % ΔQoQ	Variation % ΔYoY
Unit Economics					
Total Clients mm	**30.4**	29.4	24.7	*3.4%*	*23.1%*
Active Clients mm	**16.4**	15.5	12.6	*6.0%*	*30.4%*
Gross ARPAC R$	**45.9**	47.7	46.9	*-3.6%*	*-2.0%*
CTS R$	**12.5**	12.7	17.1	*-1.3%*	*-27.1%*
CAC R$	**24.6**	25.9	30.4	*-4.7%*	*-19.0%*
Income Statement					
Gross Revenue R$ mm	**2,197**	2,143	1,704	*2.5%*	*28.9%*
Net Revenue R$ mm	**1,313**	1,265	1,002	*3.7%*	*31.1%*
Pre Tax Net Income[1] R$ mm	**208**	145	(20)	*N/M*	*N/M*
Net Income[2] R$ mm	**160**	104	29	*53.3%*	*N/M*
Balance Sheet & Capital					
Gross Loan Portfolio R$ bn	**31.0**	28.3	24.5	*9.8%*	*26.4%*
Funding R$ bn	**43.5**	39.6	32.5	*10.0%*	*33.8%*
Shareholders' Equity[3] R$ bn	**7.6**	7.4	7.1	*3.1%*	*7.1%*
Tier I Ratio %	**23.0%**	23.7%	24.1%	*-0.7p.p.*	*-1.1p.p.*
Volume KPIs					
Cards + PIX TPV R$ bn	**253**	219	178	*15.2%*	*42.4%*
GMV Inter Shop R$ mm	**1,050**	869	1,003	*20.8%*	*4.6%*
AuC R$ bn	**92**	83	67	*10.7%*	*37.6%*
Asset Quality					
NPL > 90 days %	**4.6%**	4.7%	4.1%	*-0.1p.p.*	*0.5p.p.*
NPL 15-90 days %	**4.0%**	4.3%	4.1%	*-0.3p.p.*	*-0.1p.p.*
Coverage Ratio %	**132%**	132%	132%	*0.3p.p.*	*0.3p.p.*
Performance KPIs					
NIM 1.0 %	**7.6%**	7.8%	7.2%	*-0.2p.p.*	*0.4p.p.*
NIM 2.0 - IEP Only %	**9.0%**	9.2%	8.4%	*-0.2p.p.*	*0.6p.p.*
Risk Adjusted NIM 1.0 %	**4.3%**	3.9%	4.4%	*0.4p.p.*	*-0.1p.p.*
Risk Adjusted NIM 2.0 - IEP Only %	**5.0%**	4.6%	5.1%	*0.4p.p.*	*-0.1p.p.*
All-in Cost of Funding % of CDI	**59.2%**	61.7%	54.8%	*-2.5p.p.*	*4.3p.p.*
Fee Income Ratio %	**33.3%**	35.3%	32.6%	*-2.0p.p.*	*0.7p.p.*
Efficiency Ratio %	**51.4%**	52.4%	73.4%	*-1.1p.p.*	*-22.1p.p.*
ROE %	**8.5%**	5.7%	1.6%	*2.9p.p.*	*6.9p.p.*



Note: All definitions are in the Glossary section of this Earnings Release. **Note 1:** "Profit / (loss) before income tax" in the Income Statements of the IFRS Financial Statements. **Note 2:** "Profit / (loss)" in the Income Statements of the IFRS Financial Statements. **Note 3:** "Equity" in the Balance Sheet of the IFRS Financial Statements.

2

3M A N A G E R I A L R E P O R T | 1 Q 2 3 2023 Strategic Update Innovation & New Products • Launched Inter Loop, PIX Crédito, BNPL & Overdraft • Personalized home screens to optimize UX and monetization Deposits Franchise • Decreased cost of funding, reaching 7.2%, 59.2% of CDI • Transactional deposits had an impressive growth of 17% QoQ Loan Portfolio • Accelerated our loan portfolio in 2H23, growing at 31% on annual basis • High ROE products continued to be the main growth driver Asset Quality • All asset quality metrics improving simultaneously • Strong coverage ratio despite growth in low-risk segments Clients & Engagement • Ending 2023 with 54% of activation rate, highest since 2021 • For the second consecutive year, we added ~4 million active clients Bottom Line • Record pretax & post income of R$208 and R$160 million, respectively • ROE reached 8.5%, an impressive improvement of 287 bps QoQ Update on 60-30-30 4Q23 Highlights Asset Quality Funding Capabilities Financial Performance Loan Portfolio Strategic Updates Unit Economics Capital Ratio Business Verticals AppendixRecent Developments Total Clients Efficiency Ratio Return on Equity What we achieved in 1 year 4Q23 Our 5-year north star By 2027 ~60MM ~30% ~30% 30MM 51% 9% Where we started 3Q22 Year 0 Year 1 Year 5 23MM 75% (2)% 53% 34% G ro w th Pr of ita bi lit y Year 1 4Q23 Year 2 4Q24 Year 3 4Q25 Year 4 4Q26 Year 1 4Q23 Year 2 4Q24 Year 3 4Q25 Year 4 4Q26 Year 1 4Q23 Year 2 4Q24 Year 3 4Q25 Year 4 4Q26 19% Year 0 3Q22 Year 5 4Q27 Year 5 4Q27 Year 0 3Q22 Year 0 3Q22 Year 5 4Q27

4Q23 Highlights | Strategic Updates | Unit Economics | Loan Portfolio | Asset Quality | Funding Capabilities | Financial Performance | Capital Ratio | Recent Developments | Business Verticals | Appendix

Unit Economics

Client Growth & Engagement

For the second consecutive year, we added almost 4 million active clients with a record activation rate of 54%, the highest since 2021, marking a 135 bps QoQ increase.

Our new strategy of introducing PIX and "Meu Porquinho" during the onboarding experience has proved successful, with both products becoming pillars itself as a winning strategy and has become a pillar of our portfolio that has now with over 13 million and 1 million active clients, respectively.

Loop also continues demonstrating a consistent enhancement of our value proposition and engagement of our customers. By the end of 2023, we began offering points as incentives for activation and adoption and will continue to do so during 2024 user actions.


Total Clients
In Million
18.6
9.6
51.8%
20.7
10.7
51.7%
22.8
11.6
51.2%
24.7
12.6
51.0%
26.3
13.5
51.5%
27.8
14.5
52.2%
29.4
15.5
52.7%
30.4
16.4
54.0%
+0.9 mm
+135 bps
1Q22
2Q22
3Q22
4Q22
1Q23
2Q23
3Q23
4Q23
Activation Rate increase
Active Clients

At the same time, our focus on refining and leveraging on the latest technologies have continued to result, once again, in a significant reductions in our Client Acquisition Cost (CAC), which now stands at R$ 24.6. This represents an annual decrease of 19%.


CAC
In R$
29.0
45%
55%
32.1
50%
50%
28.3
55%
45%
30.4
51%
49%
29.8
56%
44%
27.1
73%
27%
25.9
68%
32%
24.6
63%
37%
1Q22
2Q22
3Q22
4Q22
1Q23
2Q23
3Q23
4Q23
Marketing Costs
Operational Costs

MANAGERIAL REPORT | 4Q23
4

5 ARPAC M A N A G E R I A L R E P O R T | 4 Q 2 3 Net ARPAC By Cohort In R$, monthly Gross ARPAC By Cohort In R$, monthly Quarters of RelationshipQuarters of Relationship R$60 Mature Net ARPAC 4Q23 1Q18 R$92 Mature Gross ARPAC 4Q23 1Q18 ARPAC and CTS Evolution In R$, Monthly Note: All definitions are in the Glossary section of this Earnings Release. 12.1 10.6 16.6 12.4 16.1 16.6 12.8 13.5 14.9 17.1 17.9 17.7 16.0 14.9 22.7 22.5 28.1 31.6 30.1 29.7 32.1 33.6 35.0 33.4 31.9 32.1 37.1 43.7 45.6 47.3 45.9 46.9 45.9 46.1 47.7 45.9 28.0 27.8 31.0 33.6 33.6 32.2 28.6 30.6 28.8 29.6 30.5 30.2 15.9 17.2 14.4 21.2 17.5 15.7 15.8 17.1 13.8 12.5 12.7 12.5 1Q21 2Q21 3Q21 4Q21 1Q22 2Q22 3Q22 4Q22 1Q23 2Q23 3Q23 4Q23 Cost-to-serve Net Margin per Active Client (Net of Interest Expenses) Gross Margin per Active Client (Gross of Interest Expenses) Net ARPAC Gross ARPAC With a diversified product suite and a steadfast focus on high-ROE offerings, we are uniquely positioned to deliver long-term value to our clients. Our gross monthly ARPAC reached R$46, which combined with our declining cost-to-serve, allowed us to have the second-best net margin per active client ever, reaching R$ 17. Excluding the increase in renegotiations, which is negative revenues, but positive on provisions, 4Q23 Net ARPAC would have been the 3rd highest ever. Our commitment to innovation has enabled us to introduce new products, and also to strengthen our legacy products. This approach has given us the capability to consistently increase our clients' monetization and achieve sustained growth. Additionally, our emphasis on high-return credit products such as FGTS and Home Equity Loans, has also contributed on these sequential improvements in ARPAC trends per cohort, as demonstrated below. 0 10 20 30 40 50 60 1 3 5 7 9 11 13 15 17 19 21 23 0 10 20 30 40 50 60 70 80 90 1 3 5 7 9 11 13 15 17 19 21 23 R$30 Avg. Net ARPAC R$46 Avg. Gross ARPAC 4Q23 Highlights Asset Quality Funding Capabilities Financial Performance Loan Portfolio Strategic Updates Unit Economics Capital Ratio Business Verticals AppendixRecent Developments

28% 26% 21% 19% 20% 19% 20% 20% 19% 20% 24% 14% 8% 6% 7% 6% 7% 7% 7% 7% 0% 21% 19% 20% 20% 17% 20% 20% 20% 18% 17%3% 6% 3% 4% 5% 6% 6% 10% 18% 17% 14% 12% 14% 12% 12% 12% 12% 2% 4% 3% 2% 3% 3% 3% 3% 2% 16% 22% 27% 28% 30% 28% 29% 29% 31% 30% 17.2 22.7 29.8 22.7 23.8 25.1 27.0 29.8 2% 8% 4% 8% 5% 5% 4% 4% 4.8 8.8 17.5 24.5 31.0 24.5 25.1 26.5 28.3 31.0 0 .0 5 .0 10 .0 15 .0 2 0. 0 2 5. 0 3 0. 0 3 5. 0 2019 2020 2021 2022 2023 4Q22 1Q23 2Q23 3Q23 4Q23 Total Portfolio Gross Loan Portfolio In R$ Billion + 31% YoY Real Estate Personal SMBs Agribusiness Credit Card Total FGTS Anticip. of CC Receiv. Total Excl. Ant. of CC Receiv. Years Quarters 6 Home Equity Loan Portfolio M A N A G E R I A L R E P O R T | 4 Q 2 3 R$ Million Our loan portfolio increased 31% YoY, four times higher than the Brazilian market average, gaining share across multiple products. Our highest-ROE products, FGTS and home equity, experienced significant YoY growth rates of 190% and 42%, respectively. Our credit card portfolio continues to grow healthy, as we constantly evolve our underwriting models and reallocate credit limits to lower-risk clients. Continuing to reallocate our capital towards ROE-accretive products is a top priority for 2024, and we have defined the proper commercial incentives and risk management framework to ensure the success of this strategy. 4Q23 Highlights Asset Quality Funding Capabilities Financial Performance Loan Portfolio Strategic Updates Unit Economics Capital Ratio Business Verticals AppendixRecent Developments 4Q23 3Q23 4Q22 ∆QoQ ∆YoY Gross Loan Portfolio Real Estate 8,584 7,528 6,252 14.0% 37.3% Home Equity 2,270 2,031 1,594 11.8% 42.4% Mortgage 6,314 5,497 4,658 14.9% 35.6% Personal 7,139 6,663 5,464 7.1% 30.7% FGTS 1,944 1,631 669 19.2% N/M Personal excluding FGTS 5,194 5,032 4,794 3.2% 8.3% SMBs 3,856 3,439 3,393 12.1% 13.7% Credit Cards 9,461 8,650 6,871 9.4% 37.7% Agribusiness 745 764 720 -2.5% 3.5% Total 29,784 27,044 22,698 10.1% 31.2% Anticip. Of C.C. Receivables 1,237 1,215 1,846 1.8% -33.0% Total inc. Anticip. Of C.C. Rec. 31,021 28,259 24,544 9.8% 26.4% Variation %

4Q23 Highlights | Strategic Updates | Unit Economics | Loan Portfolio | Asset Quality | Funding Capabilities | Financial Performance | Capital Ratio | Recent Developments | Business Verticals | Appendix

Loan Portfolio



Loan Growth

Two of the fastest-growing credit portfolios in 2023 were FGTS and home equity, which now represent almost 14% of our gross loan portfolio.

Additionally, as our new collection strategies and credit limit allocation evolved, we were able to reaccelerate the credit card portfolio while maintaining resilient asset quality metrics.

4Q23 Gross Loan Portfolio Growth and Balance

In % YoY and in R$ Billion


QoQ Growth
190%
R$ 1.9 Bn
42%
R$ 2.3 Bn
38%
R$ 9.5 Bn
36%
R$ 6.3 Bn
31%
Total Loan Portfolio Growth
14%
R$ 3.9 Bn
8%
R$ 5.2 Bn
Loan
FGTS
Home Equity[1]
Credit Card[3]
Real Estate
SMBs
Personal
RWA Weight
50%
30%
75%
30% to 40%
80%
50% to 75%

Note 1: Home Equity includes both business and individuals' portfolio. **Note 2:** Average RWA Weight from the portfolio. **Note 3:** Not considering limits given to clients

MANAGERIAL REPORT | 4Q23

7

4Q23 Highlights | Strategic Updates | Unit Economics | Loan Portfolio | Asset Quality | Funding Capabilities | Financial Performance | Capital Ratio | Recent Developments | Business Verticals | Appendix

Credit Underwriting

In the fourth quarter, while we maintained the product ROE focus, SMB-originated loans reached R$ 3.5 billion, given a seasonal demand. This had an impact on our provisioning level, as this portfolio is notably low-risk and has short duration.

Underwriting[1]

In R$ Billion


+16% YoY
Total
Anticip. of CC Receiv.
Agribusiness
SMBs
FGTS
Personal
Home Equity²
Real Estate
1Q22: 4.5; 9%, 0.4; 4.1; 3%, 0.1; 61% 2.7; 1%, 0.1; 12%, 0.5; 3%, 0.1; 11%; 0.5
2Q22: 4.7; 3%, 0.2; 4.6; 6%, 0.3; 62% 2.9; 3%, 0.1; 13%, 0.6; 4%, 0.2; 8%; 0.4
3Q22: 6.5; 24%; 1.6; 4.9; 6%, 0.4; 47% 3.0; 4%, 0.2; 9%, 0.6; 2%, 0.1; 8%; 0.5
4Q22: 7.2; 23% 1.6; 5.6; 5%, 0.4; 53% 3.8; 4%, 0.3; 7%, 0.5; 3%, 0.2; 7%; 0.5
1Q23: 6.8; 32% 2.1; 4.6; 2%, 0.1; 45% 3.0; 6%, 0.4; 6%, 0.4; 3%, 0.2; 7%; 0.5
2Q23: 6.9; 38% 2.6; 4.3; 1%, 0.1; 40% 2.8; 5%, 0.3; 5%, 0.4; 4%, 0.3; 7%; 0.5
3Q23: 6.9; 34% 2.4; 4.5; 5%, 0.4; 36% 2.5; 6%, 0.4; 5%, 0.3; 4%, 0.3; 9%; 0.6
4Q23: 8.4; 29% 2.4; 5.9; 5%, 0.4; 43% 3.6; 5%, 0.4; 4%, 0.3; 4%, 0.4; 10%; 0.8

On interest rates, personal and FGTS grew 86 bps QoQ. As results of the portfolio repricing, and after being impacted by IPCA in 3Q23, real estate rates resumed growth, with a 17 bps QoQ improvement.

All-in rate is decreasing due to higher discounts in the renegotiated portfolio. However, as shown in page 12, NIM adjusted for cost of risk is increasing and has reached the 2nd highest quarterly level since 2021, highlighting our commitment towards growth and profitability.


inter

Annualized Interest Rates[3]

In %


68.7%
Credit Card exc. Non int. CC Receivables
20.1%
All-in Loan Rate
17.8%
Personal + FGTS⁴
16.9%
SMBs
12.9%
Real Estate⁴
1Q22
2Q22
3Q22
4Q22
1Q23
2Q23
3Q23
4Q23

Note: All definitions are in the Glossary section of this Earnings Release. **Note 1**: Credit cards are not included since it is a revolving and transactional product. **Note 2:** Home Equity includes both business and individuals' portfolio. **Note 3:** All-in loan rate excluding real estate removes real estate loan revenue and portfolio. **Note 4:** Including hedge accounting results from each loan portfolio, as of note 27 of IFRS Financial Statements in line "Future and Swaps". The reconciliation is available on 3Q23 Historical Series.

MANAGERIAL REPORT | 4Q23 8

1.0% 1.1% 1.3% 1.5% 1.5% 1.6% 1.6% 1.5% 1.0% 1.1% 1.3% 1.5% 1.5% 1.6% 1.6% 1.5% 0 .5% 0 .7% 0 .9% 1. 1% 1. 3% 1. 5% 1. 7% 1. 9% 2 .1% 2 .3% 2 .5% 1Q22 2Q22 3Q22 4Q22 1Q23 2Q23 3Q23 4Q23 NPL Formation Stage 3 Formation 9 NPLs NPLs1 In % Note 1: Considering Gross Loan Portfolio, which includes anticipation of C.C. receivables. Note 2: NPL formation is calculated considering: (overdue balance higher than 90 days in the current quarter – overdue balance higher than 90 days in the previous quarter + write-off change in the current quarter) ÷ Credit Portfolio Balance in the previous quarter. Stage 3 Formation = ( Δ Stage 3 Balance + Write-Offs of the period ) ÷ Total Credit Balance of previous period. From 1Q23 onwards IFRS and BACEN GAAP write-off methodology converged. Note 3: Cohorts defined as the first date when the client has his limit available. NPL per cohort = NPL > 90 days balance of the cohort divided by total credit card portfolio of the same cohort. Note 4: Considering Gross Loan Portfolio, which includes anticipation of C.C. receivables. 1Q22: managerial number, excluding non-recurrent provision. NPL and Stage 3 Formation2 In % Credit Cards NPL 90 days per cohort3 In % Asset Quality 4.5% 4.5% 4.3% 4.1% 4.3% 4.2% 4.3% 4.0% 3.4% 3.8% 3.8% 4.1% 4.4% 4.7% 4.7% 4.6% 1Q22 2Q22 3Q22 4Q22 1Q23 2Q23 3Q23 4Q23 NPL 15-90 days NPL > 90 days M A N A G E R I A L R E P O R T | 4 Q 2 3 Months of Relationship 3 4 5 6 7 8 9 10 11 12 3Q23 4Q21 Our proactive approach in terms of risk management has delivered positive results. Our 15 to 90 days NPL improved 30 bps and NPL>90 days improved by 10 bps. Additionally, NPL and Stage 3 Formation levels also improved 10 bps compared to 3Q23, showing positive trends across asset quality metrics. New credit card cohorts continue to show better quality and contribute to a heathier overall credit portfolio. Enhancements in the credit models and continued reallocation of credit card limits to higher quality clients have resulted in accelerated portfolio growth combined with better trends in all asset quality metrics. 126% 129% 141% 132% 131% 130% 132% 132% 4.8% 5.1% 5.0% 4.5% 5.6% 6.2% 5.9% 5.2% - 5.0% - 3.0% - 1.0% 1. 0% 3 .0% 5 .0% 0% 2 0% 4 0% 6 0% 8 0% 10 0% 12 0% 14 0% 16 0% 18 0% 2 0% 1Q22 2Q22 3Q22 4Q22 1Q23 2Q23 3Q23 4Q23 Cost of ri sk incl. antic. C.C. Receivavles Coverage Ratio & Cost of Risk4 In % Our cost of risk improved in 4Q23 due to our enhanced underwriting models that have led to stronger performance in delinquency within the newer cohorts. Additionally, discounts in renegotiated credit card portfolio also impacted positively cost of risk, offsetting the negative effect in NII. 4Q23 Highlights Asset Quality Funding Capabilities Financial Performance Loan Portfolio Strategic Updates Unit Economics Capital Ratio Business Verticals AppendixRecent Developments

4Q23 Highlights | Strategic Updates | Unit Economics | Loan Portfolio | Asset Quality | Funding Capabilities | Financial Performance | Capital Ratio | Recent Developments | Business Verticals | Appendix

Asset Quality

Renegotiations

During the second half of 2023, we've made significant improvements in our collection process, implementing a proactive approach towards renegotiations of delinquent loans, mainly in the Credit Card portfolio.

By increasing the discounts granted, we were able to offer better repayment conditions to clients, while increasing the collection levels from such clients.

Additionally, we continued to improve the arrangement with third-party collection agencies, increasing the accuracy in their performance.

The resulting renegotiated portfolio remained around 3.3% of the total loan portfolio throughout the year. Approximately 70% consisted of non-overdue accounts, highlighting the high quality of this portfolio.



Renegotiated Portfolio
In R$ Million and In %


3.8%
3.6%
3.6%
3.3%
3.3%
3.5%
3.4%
3.3%
% of Total Loan Portfolio
706
722
789
807
839
925
972
1.014
Total
31% 219
27% 198
31% 242
38% 309
38% 318
33% 309
31% 301
31% 310
Non-performing²
69% 487
73% 524
69% 547
62% 498
62% 521
67% 617
69% 671
69% 704
Performing¹
1Q22
2Q22
3Q22
4Q22
1Q23
2Q23
3Q23
4Q23

Approximately 60% of the renegotiated portfolio is related to mortgages.

These loans have delivered strong performance once renegotiated, given the attractive LTV of these loans, of 43%, encouraging debtors to repay.

Renegotiated Portfolio Breakdown
In R$ Million and %


336
33%
Credit Cards
1,014
4Q23
678
67%
Non-Cards

Note 1: Non-overdue portfolio. **Note 2:** More than 15 days overdue.

MANAGERIAL REPORT | 4Q23
10

4Q23 Highlights | Strategic Updates | Unit Economics | Loan Portfolio | Asset Quality | Funding Capabilities | Financial Performance | Capital Ratio | Recent Developments | Business Verticals | Appendix

Funding

Deposits

Our highly diversified funding franchise remains a key competitive advantage. Funding reached nearly R$44 billion in the fourth quarter, YoY growth of 35%. Time Deposits and Transactional Balances led the growth with YoY increases of 55% and 24%, respectively.

These results reflect the higher client activation, and the deep trust our clients place in our brand and the value we consistently deliver through our financial products and services.

Funding
In R$ Billion


+ 35%
YoY
7.0
13%; 0.9
25%; 1.7
32%, 2.3
30%, 2.1
14.3
8%; 1.1
12%; 1.7
47%
6.7
23.0
11%; 2.6
16%; 3.6
30%
6.9
43%
9.9
32.5
13%; 4.2
19%
6.2
32%
10.5
36%
11.6
43.8
11%; 5.0
18%
8.1
37%
16.3
33%
14.4
33.5
13%; 4.2
20%
6.6
35%
11.7
33%
11.0
35.7
11%; 3.9
20%
7.0
36%
13.0
33%
11.7
39.6
12%, 4.7
19%
7.5
38%
15.1
31%
12.3
43.8
11%, 5.0
18%
8.1
37%
16.3
33%
14.4
2019
2020
2021
2022
2023
1Q23
2Q23
3Q23
4Q23
Transactional deposits 1
Time deposits 2
Securities issued
Other 3

Our all-in cost of funding decreased to 59% of CDI in the quarter, with the average cost of funding decreasing by nearly 100 bps, as a consequence of stronger growth in transactional deposits.

All-in Cost of Funding
In %, Annualized


10.27%
12.38%
13.47%
13.65%
13.65%
13.65%
13.28%
12.24%
54.9%
57.3%
59.0%
54.8%
59.7%
58.6%
61.7%
59.2%
5.6%
7.1%
7.9%
7.5%
8.1%
8.0%
8.2%
7.2%
1Q22
2Q22
3Q22
4Q22
1Q23
2Q23
3Q23
4Q23
Avg. CDI of Quarter
All-in Cost of Funding
All-in Cost of Funding % of CDI

Note 1: Includes Conta com Pontos correspondent balance and demand deposits. **Note 2:** Excluding Conta com Pontos balance. **Note 3:** Includes saving deposits, creditors by resources to release and liabilities with financial institutions (securities sold under agreements to repurchase, interbank deposits and borrowing and onlending).

MANAGERIAL REPORT | 4Q23
11

70% 65% 74% 75% 65% 64% 65% 67% 69% 70% 65% 67%30% 35% 26% 25% 35% 36% 35% 33% 31% 30% 35% 33% 417 467 607 731 834 877 850 1,002 1,024 1,150 1,265 1,313 544 636 837 1,100 1,281 1,461 1,540 1,704 1,800 1,939 2,143 2,197 1Q21 2Q21 3Q21 4Q21 1Q22 2Q22 3Q22 4Q22 1Q23 2Q23 3Q23 4Q23 Net Interest Income Net Fee Revenue Total Net Revenue Total Gross Revenue 12 Net Interest Margin See more about the NIM methodology in our 4Q23 Historical Series Spreadsheet Revenue Financial Performance M A N A G E R I A L R E P O R T | 4 Q 2 3 Our QoQ NIMs saw a slight decrease due to the higher volume of renegotiations and discounts, resulting in a revenue reduction in our financial statements. However, when considering both NII and provisions in calculating the NIM, which we call Risk Adjusted NIM, we can observe that our yield achieved the second-highest level since 2021. Gross revenues had another record quarter, surpassing R$ 2.2 billion, a 29% YoY growth. As we continue to attract and activate new clients, move forward on our portfolio repricing, build new cross-selling opportunities and leverage our capital structure, we expect this positive trend to continue in the quarters ahead. Revenue In R$ Million 82% 71% 72% 66% 68% 18% 29% 28% 34% 32% 712 1,011 2,222 ,563 4,753 1,026 1,327 3,117 5,986 8,079 2019 2020 2021 2022 2023 67% 69% 70% 65% 67% 33% 31% 30% 35% 33%1.002 1.024 1.150 1.265 1.313 1.704 1.800 1.939 2.143 2.197 4Q22 1Q23 2Q23 3Q23 4Q23 6.9% 7.0% 6.4% 7.2% 7.4% 8.1% 7.8% 7.6% 8.0% 8.1% 7.4% 8.4% 8.7% 9.5% 9.2% 9.0% 4. 7% 5. 7% 6. 7% 7. 7% 8. 7% 9. 7% 10. 7% 11.7% 1Q22 2Q22 3Q22 4Q22 1Q23 2Q23 3Q23 4Q23 NIM 1.0 (I EP - CC Transactor Portfolio) NIM 2.0 (IEP Only) 4Q23 Highlights Asset Quality Funding Capabilities Financial Performance Loan Portfolio Strategic Updates Unit Economics Capital Ratio Business Verticals AppendixRecent Developments 2.9% 3.9% 3.4% 4.4% 3.8% 4.1% 3.9% 4.3%3.4% 4.6% 3.9% 5.1% 4.4% 4.8% 4.6% 5.0% 1.0% 2. 0% 3. 0% 4. 0% 5. 0% 6. 0% 1Q22 2Q22 3Q22 4Q22 1Q23 2Q23 3Q23 4Q23 Risk Adjusted NIM 1.0 Risk Adjusted NIM 2.0 NIM 1.0 & 2.0 In % Risk-Adjusted NIM In %

13 Fee Revenue Net Fee Revenue & Net Fee Income Ratio In R$ Million & In % of Total Net Revenues 290 316 295 327 313 348 447 437 34.8% 36.0% 34.7% 32.6% 30.5% 30.3% 35.3% 33.3% - 30% - 20% - 10% 0% 10% 2 0% 3 0% 4 0% 0 10 0 2 0 3 0 4 0 5 0 6 0 7 0 1Q22 2Q22 3Q22 4Q22 1Q23 2Q23 3Q23 4Q23 Net Fee Revenue Fee Income Ratio M A N A G E R I A L R E P O R T | 4 Q 2 3 R$ Million During 3Q23, we had an excellent quarter for fees, generating a revenue of R$ 447 million, primarily from performance-related fees such as MasterCard and Wiz. In 4Q23, we were able to keep the fee level roughly unchanged by strong performance in interchange, banking and investments. 4Q23 Highlights Asset Quality Funding Capabilities Financial Performance Loan Portfolio Strategic Updates Unit Economics Capital Ratio Business Verticals AppendixRecent Developments 4Q23 3Q23 4Q22 ∆QoQ ∆YoY Net result from services and commissions Interchange 246 214 180 14.6% 36.7% Interchange from debit and credit cards Comission 144 143 147 1.1% -1.8% Inter Shop, Seguros, Invest and Global Commissions Banking 29 24 17 20.9% 68.0% Business Account fees and Credit underwriting fees Management (Inter DTVM & Asset) 17 21 (1) -18.0% N/M Inter Invest management and admininstration fees Other 21 21 3 -0.8% 496.2% Banking related commission fees Securities placement 15 0 3 N/M 378.2% DCM operation fees Total revenues from services and commissions 472 423 350 11.5% 34.7% Cashback expense (63) (48) (77) 29.8% -18.7% Cashback expense from all products Inter Rewards (33) (27) 0 N/M N/M Inter Loop expenses excluding cost of funding Other expenses (36) (32) (33) 11.3% 7.6% Withdrawls, Real Estate commissioning and others Total 340 316 240 7.7% 41.9% Other revenues Performance 30 49 27 -37.5% 13.9% MasterCard, Liberty and B3 deals performance fees Capital gains (losses) 7 25 3 N/M N/M Payments for overdelivered performance Foreign exchange 21 27 26 -21.5% -19.6% Exchange revenues, including USEND Other 39 31 31 25.1% 22.4% Other revenues Total 97 131 87 -26.0% 11.8% Net Fee Income 437 447 327 -2.2% 33.9% Variation % Description Net Fee Revenue and SG&A Evolution In R$ Million & in % 290 316 295 327 313 348 447 437 558 557 592 685 596 575 614 628 52% 57% 50% 48% 52% 60% 73% 70% 5% 15% 25% 35% 45% 55% 65% 75% - 200 400 600 800 1,000 1,200 1Q22 2Q22 3Q22 4Q22 1Q23 2Q23 3Q23 4Q23 Net Fee Revenue SG&A SG&A ÷ Net Fee Revenue

4Q23 Highlights | Strategic Updates | Unit Economics | Loan Portfolio | Asset Quality | Funding Capabilities | Financial Performance | Capital Ratio | Recent Developments | Business Verticals | Appendix

Expenses

Cost control was a company-wide focus during 2023, with every department contributing to boosting operational efficiency.

This commitment resulted in an 8% decrease in expenses YoY. Even with a higher number of clients and the launch of new products and services, we were able to maintain our costs flat when comparing 2023 to 2022.

It is important to highlight that, as our profitability increased, our personnel expense line reflected an increase in compensation associated with profit share agreements.

Expenses Breakdown[1]

In R$ Million



603
1
602
202
146
19
45
190
558
4
555
175
141
36
43
159
557
12 12
533
148
149
36
32
169
592
8 8
576
166
160
36
23
190
685
8
43
634
171
189
56
40
178
596
10 6
579
157
156
38
20
209
575
10 6
559
127
170
41
21
200
614
8 11
594
151
191
41
22
190
628
8 6
613
154
207
41
30
180
4Q21
1Q22
2Q22
3Q22
4Q22
1Q23
2Q23
3Q23
4Q23
2.392
32
2.298
660
639
164
138
696
2.379
33
2.313
588
724
160
94
746
2022
2023
Total Expenses
Share-based comp.[2]
M&A[2]
Expenses Excl. M&A & SBC
Other[3]
Personnel[4]
D&A
Advertising & marketing
Data Processing[5]

R$ Million

Expenses	4Q23	3Q23	4Q22	Variation % ΔQoQ	Variation % ΔYoY	Description
Data processing and information technology	**180**	190	178	-5%	1%	Data centers, systems maintenance, communicantion
Personnel expenses	**207**	191	189	9%	10%	Salaries and benefits (including Board)
Others	**138**	138	116	0%	19%	Reimbursement, communication and portability
Financial System services	**16**	13	56	28%	-71%	Wire transfers and overdraft
Depreciation and amortization	**41**	41	56	1%	-27%	
Advertising and marketing	**30**	22	40	39%	-23%	Advertisement and public relations expenses
Expenses Excl.M&A & SBC	**613**	**594**	**634**	3,2%	-3,2%	
Share based compensation	**6**	11	8	-50%	-31%	Stock options and share compensation
M&A expenses	**8**	8	43	0%	-80%	Deferred M&A compensation related to USEND
Total Expenses	**628**	**614**	**685**	2,2%	-8,4%	

Note 1: IFRS Financial Statements lines: "Personnel expenses", "Depreciation and Amortization", "Administrative Expenses". **Note 2:** Share-based and M&A Expenses are included in Personnel Expenses in the Income Statement. **Note 3:** Others = third party services; rent, condominium fee and property maintenance; provisions for contingencies and Financial System services. **Note 4:** Personnel Expenses excluding Share-based and M&A Expenses. Salaries and benefits (including Board). **Note 5:** Data processing and information technology.

MANAGERIAL REPORT | 4Q23
14

15Note 1: Excluding Impairment losses on financial assets for Net revenue. See glossary for full definition. Efficiency Ratio In % Efficiency 71.9% 68.3% 75.0% 73.4% 62.4% 53.4% 52.4% 51.4% 18.7% 21.2%22.3% 25.7% 18.0% 17.3% 18.0% 18.1% 53.2% 47.1% 52.7% 47.7% 44.3% 36.1% 34.4% 33.2% 15% 2 5% 3 5% 4 5% 5 5% 6 5% 7 5% 1Q22 2Q22 3Q22 4Q22 1Q23 2Q23 3Q23 4Q23 Total Personnel Eff. Ratio Administrative Eff. Ratio M A N A G E R I A L R E P O R T | 4 Q 2 3 With strong cost control, we were able to further improve the gap between the growth levels of net revenues and expenses in 4Q23. As in the previous quarter, the improvement was led by revenue growth, showcasing the scalability of our business. 114 119 115 137 140 158 172 179 99 117 120 163 117 127 143 150 100 89 89 95 108 96 91 98 100 86 80 87 89 88 80 83 84 7 0 10 0 13 0 16 0 19 0 4Q21 1Q22 2Q22 3Q22 4Q22 1Q23 2Q23 3Q23 4Q23 Net Revenue (- Tax expenses) Personnel Expenses Personnel & Administrative Expenses Administrative Expenses Revenue vs. Expenses In %, index in a 100 basis We continued focused on operational leverage, reaching the fourth consecutive quarter of efficiency ratio improvement, which now stands at 51.4%. When we consider net revenue after provisions, calculating the Risk Adjusted Efficiency Ratio, the gain in efficiency is even more clear, with a 5.5 p.p. improvement in the quarter. Risk Adjusted Efficiency Ratio1 In % 103% 99% 85% 80% 75% 6 0% 7 0% 8 0% 9 0% 10 0% 1 0% 4Q22 1Q23 2Q23 3Q23 4Q23 4Q23 Highlights Asset Quality Funding Capabilities Financial Performance Loan Portfolio Strategic Updates Unit Economics Capital Ratio Business Verticals AppendixRecent Developments

4Q23 Highlights | Strategic Updates | Unit Economics | Loan Portfolio | Asset Quality | Funding Capabilities | Financial Performance | Capital Ratio | Recent Developments | Business Verticals | Appendix

Efficiency

Our efforts to optimize operations and streamline expenses have allowed us to achieve even higher levels of efficiency in our day-to-day activities, decreasing our CTS to R$ 12.5, an 27% YoY improvement.

Cost-to-Serve
In R$, monthly


-27%
YoY
17.5
15.7
15.8
17.1
13.8
12.5
12.7
12.5
1Q22 2Q22 3Q22 4Q22 1Q23 2Q23 3Q23 4Q23



Active Clients per Employee[1]
In Thousand


+1.8
2.5
2.6
2.9
3.1
3.5
4.2
4.7
4.9
1Q22 2Q22 3Q22 4Q22 1Q23 2Q23 3Q23 4Q23

As we reduced costs, we also increased productivity, achieving a remarkable rate of 4.9 thousand active clients per employee. This shows our ongoing efforts to provide efficient services to our clients and use technology to improve our workflows. We look forward to continuing to grow the number of active clients while maintaining our focus on cost efficiency and productivity.

R$ Million	4Q23	3Q23	4Q22	Variation % ΔQoQ	Variation % ΔYoY
Total net revenues	**1,313**	**1,265**	**1,002**	3.7%	31.1%
Net interest income	**876**	819	675	7.0%	29.7%
Net result from services and commissions	**340**	316	240	7.7%	41.9%
Other revenues	**97**	131	87	-26.0%	11.8%
Tax expenses	**(91)**	(94)	(69)	-3.1%	32.6%
Total expenses	**(628)**	**(614)**	**(685)**	2.2%	-8.4%
Personal expenses	**(221)**	(211)	(240)	5.1%	-7.7%
Depreciation and amortization	**(41)**	(41)	(56)	1.4%	-27.0%
Administrative expenses	**(365)**	(363)	(389)	0.6%	-6.2%
Efficiency Ratio	**51%**	**52%**	**73%**	-1 p.p.	-22 p.p.
Personnel Efficiency Ratio	**18%**	**18%**	**26%**	0 p.p.	-8 p.p.
Administrative Efficiency Ratio	**33%**	**34%**	**42%**	-1 p.p.	-8 p.p.

Note: All definitions are in the Glossary section of this Earnings Release. **Note 1:** Including interns.

MANAGERIAL REPORT | 4Q23
16

17 Net Income Note 1: Adjusted Net Income for the third quarter of 2022 is presented for illustrative purposes only and does not reflect our actual results. Adjusted Net Income for the third quarter of 2022 has been adjusted as if the deflation in the third quarter of 2022 had actually been the average inflation projected for each quarter of 2023 in the Brazilian Central Bank Focus Report. M A N A G E R I A L R E P O R T | 4 Q 2 3 We are proud to end 2023 with record Net Income and EBT of R$ 352 million and R$ 440 million, respectively. These outstanding results are a testament to our team's unwavering dedication, focus, and ability to execute on our strategic plan. And, as we continue to move forward, we believe that our success has triggered a self-reinforcing, virtuous cycle that will propel us even further in the years to come. We are already ahead of schedule in achieving our 60-30-30 north-star announced at our 2023 Investor Day, and we remain committed to driving innovation and delivering exceptional value to our clients and to our shareholders, always pursuing new growth opportunities. (14) 352 2022 2023 (179) 440 Pre-tax Income Net Income ROE -0.2% 4.9% (111) (100) 12 (70) (20) 6 80 145 208 - 30 0 - 20 0 - 100 0 100 200 300 400 500 (56) (29) 16 (30) 29 24 64 104 160 23 - 30 0 - 20 0 - 100 0 100 200 300 400 500 4Q21 1Q22 2Q22 3Q22 4Q22 1Q23 2Q23 3Q23 4Q23 -2.6% -1.4% 0.8% -1.7% 1.6% 1.4% 3.6% 5.7% 8.5% 4Q23 Highlights Asset Quality Funding Capabilities Financial Performance Loan Portfolio Strategic Updates Unit Economics Capital Ratio Business Verticals AppendixRecent Developments Earning Before Tax & Net Income1 In R$ Million

18 RWA & Tier-I Ratio In R$ Million & In % Capital Ratio Tier-I Ratio In % Capital Consumption M A N A G E R I A L R E P O R T | 4 Q 2 3 Source: Banco Inter Bacen GAAP Financial Statements. One of our key competitive advantages continues to be our strong capital base. Our regulatory capital is fully comprised of high-quality Tier I, with no hybrid instruments. To maintain this advantage over time, we established a framework of ROE-driven policies based on return on allocated capital. In 3Q23, our expanding profitability, together with changes in BACEN capital rules, led to an increase in our Tier-I to 23.7%. In 4Q23, our Tier-I ratio decreased 82 bps while our reserves remain comfortably above the minimum requirements. RWA grew 6.5% while our Gross Loan Portfolio grew 9.8%, due to the increase in loan portfolio with lower RWA weights, such as FGTS, home equity and real estate. 35.7% 32.9% 29.8% 24.1% 23.0% 22.8% 23.7% 23.0% 1Q22 2Q22 3Q22 4Q22 1Q23 2Q23 3Q23 4Q23 9.9% 9.1% 11.6% 2.1% 3.2% 3.0% -3.8% 6.5%5.8% 7.2% 10.9% 11.4% 2.4% 5.4% 6.7% 9.8% -10% 0% 10% 20% Gross Loan Portfolio Growth QoQ Tier-I Ratio RWA Growth QoQ 4Q23 Highlights Asset Quality Funding Capabilities Financial Performance Loan Portfolio Strategic Updates Unit Economics Capital Ratio Business Verticals AppendixRecent Developments 4Q23 3Q23 4Q22 ∆QoQ ∆YoY Reference Equity - Tier I (RE) 6,138 5,964 5,913 2.9% 3.8% Risk-Weighted Asset (RWA) 26,746 25,122 24,550 6.5% 8.9% Capital Requirement 4,948 4,648 4,542 6.5% 8.9% Margin on Capital Requirements 9,468 9,290 9,249 1.9% 2.4% Tier-I Ratio (RE/RWA) 23.0% 22.8% 24.1% 0.1 p.p. -1.1 p.p. Variation %

19 Follow-on M A N A G E R I A L R E P O R T | 4 Q 2 3 On January 22nd, we executed a follow-on public offering of 32 million Class A common shares and a 10% greenshoe option of 4.8 million additional shares that expires 30 days after the offering closing. The offering aims to bring in more global investors to our shareholder base and boost liquidity of our Nasdaq Class A shares. The funds raised will be held by Inter&Co holding level and shall not have any direct impact on Banco Inter’s shareholders equity, as they will not be injected as capital. However, the funds can be invested on Banco Inter as funding, providing room for credit growth in a tax efficient manner. Number of shares Recent Developments Orlando City In September, we became the official financial institution of the Orlando City and Orlando Pride soccer teams in the United States. This partnership, which includes banking solutions, credit cards, remittances, and mortgages, supports our brand awareness and expansion strategy in the US. Florida is a pivotal market for our Global App, given the substantial Brazilian population of approximately 475,000 residents and an annual influx of over 900,000 Brazilian visitors in more than 80 flights per week, representing 26.7% of the total market of Brazil-US flights. Our partnership deepened in January, with the naming rights announcement for Inter&Co Stadium. This exciting development advances our brand presence in the U.S. market, where growing investments in soccer, the arrival of internationally acclaimed players, and increasing public engagement continues to raise the sport's profile in the United States. 4Q23 Highlights Asset Quality Funding Capabilities Financial Performance Loan Portfolio Strategic Updates Unit Economics Capital Ratio Business Verticals AppendixRecent Developments New Brand & New Super App UX Number of Shares Before 402,190,540 Number of Shares Offering 32,000,000 Current Number of Shares 434,190,540 Greenshoe Option 4,800,000 Number of Shares After Greenshoe 438,990,540 8%; 1 43%; 1192%; 11 57%; 1512 26 0 10 20 30 Before After Source: Refinitiv. Note 1: Median daily traded volume since listing until follow on announcement. Note 2: Average daily traded volume after follow-on announcement until February 6th, 2024. Our logo and brand evolution reflects our company's growth, showcasing the prowess of our Financial Super App, providing integrated solutions for various aspects of your life- whether it's bills, savings, investments, shopping, health management, or travel, all tailored to their needs. The new logo, featuring a unique symbol, represents our seven business segments: banking, shopping, investments, credit, insurance, global services, and loyalty (including the Inter Loop loyalty program), ensuring a comprehensive financial experience for our clients. To mark this pivotal moment, we proudly launched a new Super App version in December 2023. With a streamlined home screen designed for optimal financial management, it underscores our commitment to elevating our clients' lives. INTR BDR Source: https://simpleflying.com/322-flights-inside-united-states-brazil-market-october-2023/ ADTV1 In USD mm

20 Banking & Spending BANKING & SPENDING SHOP INVEST INSURANCE GLOBALCREDIT R$1.1bn 1.7mmR$92bn 2.1mm+R$31bn +253bn Note 1: Height of PIX volume was reduced to fit on page. 55% 54% 54% 55% 54% 53% 51% 51% 45% 46% 46% 45% 46% 47% 49% 49%14 16 17 19 18 20 21 2497 118 138 158 163 177 198 230 111 134 155 178 181 197 219 253 0 10 20 30 40 50 60 70 1Q22 2Q22 3Q22 4Q 22 1Q23 2Q23 3Q23 4Q 23 Debit Credit PI X Our ecosystem LOYALTY 5.4mm M A N A G E R I A L R E P O R T | 4 Q 2 3 Cards + PIX TPV Gross loan portfolio GMV 5.5% Net Take-Rate AuC Strong AuC growth Active Clients High margin business Global Clients Brazilian diaspora as main focus Clients Attractive new revenue stream Cards + PIX TPV1 In R$ Billion Through a simple and seamlessly integrated digital experience, our clients have access to a complete solution to manage their entire needs with a suite of commercial and banking products within a single Financial Super App, which includes: In 4Q23, we saw more than R$ 253 billion in transactions through PIX, debit and credit cards. We also saw a strong acceleration of TPV, specially in credit cards, reaching 30% growth YoY. Our PIX market share remains strong at 8%. The card TPV mix between credit and debit had has been improving since 4Q22, resulting in a larger interchange revenue. On a yearly basis, our Financial Super App has facilitated transactions totaling more than R$850 billion, with credit card usage growing 31% YoY. These metrics demonstrate our robust day-to- day banking capabilities as we increasingly become a part of our clients’ financial lives. 60% 54% 52% 40% 46% 48%43 66 83 269 512 768 312 578 851 0. 0 50 .0 100 .0 150 .0 20 0. 0 250 .0 20 21 20 22 20 23 4Q23 Highlights Asset Quality Funding Capabilities Financial Performance Loan Portfolio Strategic Updates Unit Economics Capital Ratio Business Verticals AppendixRecent Developments

Insurance Active Contracts & Net Revenue In Million & R$ Million Global AuC & Deposits in US Dollars In USD Millions Shopping Active Clients & Net Take-Rate In Million & In % Investments Active Clients & AuC In Million & In R$ Billion 5.9% 5.5% 2.4 3.0 4Q22 4Q23 Inter Shop Acti ve Clients 34.8 47.2 1.3 1.7 - 0.5 0.0 0.5 1.0 1.5 2.0 0. 0 10. 0 20 .0 30 .0 40 .0 50 .0 60 .0 70 .0 80 .0 90 .0 4Q22 4Q23 Inter Seguros Active Contracs 66.7 91.8 2.8 4.7 -3. 00 -2. 00 -1.0 0 0. 00 1.0 0 2. 00 3. 00 4. 00 5. 00 30 .0 40 .0 50 .0 60 .0 70 .0 80 .0 90 .0 100 .0 110. 0 120 .0 130 .0 4Q22 4Q23 Inter I nvest Active Clients 75 319 4Q22 4Q23 Loyalty M A N A G E R I A L R E P O R T | 4 Q 2 3 21 Inter Seguros had another record-breaking quarter, generating nearly R$ 47 million in net revenue. An important highlight for this quarter was our consortium portfolio, which increased 122% YoY, reaching more than R$ 1 billion. We also increased the number of sales by 20% when compared to last year, reaching 388,000. Our global vertical had another quarter of strong success, achieving more than 2 million clients. Global clients also demonstrated better profiles, being more engaged and using 3 times more produts than active clients average. On Inter Shop, we reached 3 million active clients transacting in the 4Q, with more than 10 million transactions. We also improved GMV, reaching more than R$ 1 billion in the quarter. We continue to foster end-to-end transactions, which allows us to improve our pricing power, and also accelerate BNPL, reaching ~150 merchants. With a simpler and accessible product offering, we increased our client base to 4.7 million in 4Q, while our AuC reached R$ 92 billion. Third-party fixed income distribution continues to be an important growth driver, reaching more than R$ 9 billion, representing a 53% YoY increase. We are continuously focused on scaling up our 7th vertical, which achieved 5.4 million active clients in 4Q23, adding 1.5 million new active clients in a quarter. Inter Loop clients also demonstrated better profiles, being more engaged and spending on average 1.6 times more than other clients. +5.4mm Clients in 4Q23 ~1.6x Inter Loop clients spends more than regular clients1 4Q23 Highlights Asset Quality Funding Capabilities Financial Performance Loan Portfolio Strategic Updates Unit Economics Capital Ratio Business Verticals AppendixRecent Developments Note 1: When comparing average ARPAC from non-loop active client versus ARPAC from loop active quarter.

4Q23 Highlights | Strategic Updates | Unit Economics | Loan Portfolio | Asset Quality | Funding Capabilities | Financial Performance | Capital Ratio | Recent Developments | Business Verticals | Appendix

Balance Sheet

R$ Million

Balance Sheet	12/31/2023	12/31/2022	Variation % ΔYoY
Assets			
Cash and cash equivalents	4,259	1,332	220%
Amounts due from financial institutions	3,719	4,259	-13%
Compulsory deposits	2,664	2,855	-7%
Securities	16,868	12,449	36%
Derivative financial instruments	4	-	n/m
Net loans and advances to customers	27,901	21,380	30%
Non-current assets held-for-sale	174	167	4%
Equity accounted investees	91	72	26%
Property and equipment	168	188	-11%
Intangible assets	1,345	1,239	9%
Deferred tax assets	1,034	978	6%
Other assets	2,125	1,426	49%
Total assets	**60,352**	**46,343**	**30%**
Liabilities			
Liabilities with financial institutions	9,522	7,907	20%
Liabilities with clients	32,652	23,643	38%
Securities issued	8,095	6,202	31%
Derivative financial liabilities	15	38	-60%
Other liabilities	2,471	1,464	69%
Total Liabilities	**52,755**	**39,254**	**34%**
Equity			
Total shareholder's equity of controlling shareholders	7,472	6,992	7%
Non-controlling interest	125	97	29%
Total shareholder's equity	**7,597**	**7,089**	**7%**
Total liabilities and shareholder's equity	**60,352**	**46,343**	**30%**

MANAGERIAL REPORT | 4Q23

22

4Q23 Highlights | Strategic Updates | Unit Economics | Loan Portfolio | Asset Quality | Funding Capabilities | Financial Performance | Capital Ratio | Recent Developments | Business Verticals | Appendix

Income Statement

R$ Million

	4Q23	4Q22	Variation % ΔYoY
Income Statement			
Interest income from loans	1,279	871	47%
Interest expenses	(752)	(591)	27%
Income from securities and derivatives	349	396	-12%
Net interest income	**876**	**675**	**30%**
Revenues from services and commissions	376	273	38%
Expenses from services and commissions	(36)	(33)	8%
Other revenues	97	87	12%
Revenue	**1,313**	**1,002**	**31%**
Impairment losses on financial assets	(384)	(265)	45%
Net result of losses	**928**	**737**	**26%**
Administrative expenses	(365)	(389)	-6%
Personnel expenses	(221)	(240)	-8%
Tax expenses	(91)	(69)	33%
Depreciation and amortization	(41)	(56)	-27%
Income from equity interests in affiliates	(1)	(3)	-58%
Profit / (loss) before income tax	**208**	**(20)**	**N/M**
Income tax and social contribution	(49)	49	N/M
Profit / (loss)	**160**	**29**	**454%**

MANAGERIAL REPORT | 4Q23

23

4Q23 Highlights | Strategic Updates | Unit Economics | Loan Portfolio | Asset Quality | Funding Capabilities | Financial Performance | Capital Ratio | Recent Developments | Business Verticals | Appendix

Non-IFRS measures and KPIs

Activation Rate:

$$\frac{\text{Number of active clients at the end of the quarter}}{\text{Total number of clients at the end of the quarter}}$$

Active clients:

We define an active client as a customer at any given date that was the source of any amount of revenue for us in the preceding three months, or/and a customer that used products in the preceding three months. For Inter insurance, we calculate the number of active clients for our insurance brokerage vertical as the number of beneficiaries of insurance policies effective as of a particular date. For Inter Invest, we calculate the number of active clients as the number of individual accounts that have invested on our platform over the applicable period.

Active clients per employee:

$$\frac{\text{Number of active clients at the end of the quarter}}{\text{Total number of employees at the end of the quarter, including interns}}$$

Administrative efficiency ratio:

$$\frac{\text{Administrative expenses} + \text{Depreciation and amortization}}{\text{Net Interest Income} + \text{Net result from services and comissions} + \text{Other revenue} - \text{Tax expense}}$$

Annualized interest rates:

Yearly rate calculated by multiplying the quarterly interest by four, over the average portfolio of the last two quarters. All-in loans rate considers Real Estate, Personnal +FGTS, SMBs, Credit Card, excluding non-interest earnings credit card receivables, and Anticipation of Credit Card Receivables.

Anticipation of credit card receivables:

Disclosed in note 9.a of the Financial Statements, line " "Loans to financial institutions".

ARPAC gross of interest expenses:

$$\frac{\begin{array}{c}(\text{Interest income} + (\text{Revenue from services and comissions} - \text{Cashback} - \text{Inter rewards})\\ + \text{Income from securities and derivarives} + \text{Other revenue}) \div 3\end{array}}{\text{Average of the last 2 quarters Active Clients}}$$

ARPAC net of interest expenses:

$$\frac{(\text{Revenue} - \text{Interest expenses}) \div 3}{\text{Average of the last 2 quarters Active Clients}}$$

ARPAC per quarterly cohort:

Total Gross revenue net of interest expenses in a given cohort divided by the average number of active clients in the current and previous periods[1]. Cohort is defined as the period in which the client started his relationship with Inter.

1 - Average number of active clients in the current and previous periods: For the first period, is used the total number of active clients in the end of the period.

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4Q23 Highlights | Strategic Updates | Unit Economics | Loan Portfolio | Asset Quality | Funding Capabilities | Financial Performance | Capital Ratio | Recent Developments | Business Verticals | Appendix

Non-IFRS measures and KPIs

Assets under custody (AuC):

We calculate assets under custody, or AUC, at a given date as the market value of all retail clients' assets invested through our investment platform as of that same date. We believe that AUC, as it reflects the total volume of assets invested in our investment platform without accounting for our operational efficiency, provides us useful insight on the appeal of our platform. We use this metric to monitor the size of our investment platform.

Card fee revenue:

It is part of the "Revenue from services and commission" and "Other revenue" on IFRS Income Statement.

Client acquisition cost (CAC):

The average cost to add a client to the platform, considering operating expenses for opening an account, such as onboarding personnel, embossing and sending cards and digital marketing expenses with a focus on client acquisition, divided by the number of accounts opened in the quarter.

Card+PIX TPV:

PIX, debit and credit cards and withdrawal transacted volumes of a given period. PIX is a Central Bank of Brazil solution to bring instant payments among banks and financial institutions in Brazil.

Card+PIX TPV per active client:

Card+PIX TPV for a given period divided by the number of active clients as of the last day of the period.

Cost of funding:

$$\frac{\text{Interest expenses} \times 4}{\begin{array}{c}\text{Average of last 2 quarters Interest bearing liabilities} \\ \text{(demand deposits, time deposits, savings deposits, creditors by} \\ \text{resources to release, securities issued, securities sold under agreements to repurchase,} \\ \text{interbank deposits and others)}\end{array}}$$

Cost of risk:

$$\frac{\text{Impairment losses on financial assets} \times 4}{\text{Average of last 2 quarters of Loans and advances to customers}}$$

Cost of risk excluding anticipation of credit card receivables:

$$\frac{\text{Impairment losses on financial assets} \times 4}{\begin{array}{c}\text{Average of last 2 quarters of Loans and advances to customers} \\ \text{excluding anticipation of credit card receivables}\end{array}}$$

Cost of risk excluding credit card:

$$\frac{\text{Impairment losses on financial assets} \times 4}{\text{Average of last 2 quarters of Loans and advances to customers excluding credit card}}$$

Cost-to-serve (CTS):

$$\frac{(\text{Personnel Expense} + \text{Administrative Expenses} - \text{Total CAC}) \div 3}{\text{Average of the last 2 quarters Active Clients}}$$

Coverage ratio:

$$\frac{\text{Provision for expected credit loss}}{\text{Overdue higher than 90 days}}$$

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4Q23 Highlights | Strategic Updates | Unit Economics | Loan Portfolio | Asset Quality | Funding Capabilities | Financial Performance | Capital Ratio | Recent Developments | Business Verticals | Appendix

Non-IFRS measures and KPIs

Efficiency ratio:

$$\frac{\text{Personnel expense} + \text{Administrative expenses} + \text{Depreciation and amortization}}{\text{Net Interest Income} + \text{Net result from services and comissions} + \text{Other revenue} - \text{Tax expense}}$$

Fee revenue ratio:

$$\frac{\text{Net result from services and commissions} + \text{Other revenue}}{\text{Net Interest Income} + \text{Net result from services and comissions} + \text{Other revenue} - \text{Tax expense}}$$

Funding:

Demand Deposits + Time Deposits + Securities Issued + Savings Deposits + Creditors by Resources to Release + Securities sold under agreements to repurchase + Interbank deposits + Borrowing and onlending

Global Services Clients:
Includes Brazilian Global Account clients, US clients and international investors.

Gross loan portfolio:

Loans and Advance to Customers + Loans to financial institutions

Gross merchandise volume (GMV):
Gross merchandise value, or GMV, for a given period as the total value of all sales made or initiated through our Inter Shop & Commerce Plus platform managed by Inter Shop & Commerce Plus.

Gross take rate:

$$\frac{\text{Inter Shop gross revenue}}{\text{GMV}}$$

Interest Earning portfolio (IEP):

Interest Earnings Portfolio includes "Amounts due from financial institutions" + "Loans and advances to customers" + "Securities" + "Derivatives" from the IFRS Balance Sheet – Credit Card Transactor Portfolio

Margin per active client gross of interest expenses:

ARPAC gross of interest expenses – Cost to Serve

Margin per active client net of interest expenses:

ARPAC net of interest expenses – Cost to Serve

Net fee income:

Net result from services and commissions + Other Revenue

Net interest income:

Interest Income + Interest Expenses + Income from securities and derivatives

Net revenue:

Net interest income + Net result from services and commissions + Other revenue

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4Q23 Highlights | Strategic Updates | Unit Economics | Loan Portfolio | Asset Quality | Funding Capabilities | Financial Performance | Capital Ratio | Recent Developments | Business Verticals | Appendix

Non-IFRS measures and KPIs

Net take rate:

$$\frac{\text{Inter Shop net revenue}}{\text{GMV}}$$

NIM 1.0 – IEP + Credit Card Transactional Portfolio:

$$\frac{\text{Net interest income x 4}}{\text{Average of 2 Last Quarters of Interest Earning Portfolio} + \text{Credit card transactor portfolio}}$$

NIM 2.0 – IEP Only:

$$\frac{\text{Net interest income x 4}}{\text{Average of 2 Last Quarters of Interest Earning Portfolio}}$$

NPL 15 to 90 days:

$$\frac{\text{Overdue 15 to 90 days}}{\text{Loans and Advance to Costumers} + \text{Loans to financial institutions}}$$

NPL > 90 days:

$$\frac{\text{Overdue higher than 90 days}}{\text{Loans and Advance to Costumers} + \text{Loans to financial institutions}}$$

NPL formation:

$$\frac{\text{Overdue balance higher than 90 days in the current quarter - Overdue balance higher than 90 days inthe previous quarter} + \text{Write} - \text{off change in the current quarter}}{\text{Total loans and advance to customers in the previous quarter}}$$

Personal efficiency ratio:

$$\frac{\text{Personnel expense}}{\text{Net Interest Income} + \text{Net result from services and comissions} + \text{Other revenue} - \text{Tax expense}}$$

Primary Banking Relationship:
A client who has 50% or more of their income after tax for that period flowing to their bank account with us during the month.

Return on average equity (ROE):

$$\frac{\text{(Profit / (loss) for the quarter)} \times 4}{\text{Average of last 2 quarters of total shareholder`s equity}}$$

Risk-adjusted efficiency ratio:

$$\frac{\text{Personnel expense} + \text{Administrative expenses} + \text{Depreciation and amortization}}{\text{Net Interest Income} + \text{Net result from services and comissions} + \text{Other revenue} - \text{Tax expense} - \text{Impairment losses on financial assets}}$$

Risk-adjusted NIM 1.0

$$\frac{\text{(Net interest income} - \text{Impairment losses on financial assets) x 4}}{\text{Average of 2 Last Quarters of Interest Earning Portfolio} + \text{Credit card transactor portfolio}}$$

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4Q23 Highlights | Strategic Updates | Unit Economics | Loan Portfolio | Asset Quality | Funding Capabilities | Financial Performance | Capital Ratio | Recent Developments | Business Verticals | Appendix

Non-IFRS measures and KPIs

Risk-Adjusted NIM 2.0:

$$\frac{(\text{Net interest income} - \text{Impairment losses on financial assets}) \times 4}{\text{Average of 2 Last Quarters of Interest Earning Portfolio}}$$

SG&A:

$$\text{Administrative Expenses} + \text{Personnel Expenses} + \text{Depreciation and Amortization}$$

Stage 3 formation:

$$\frac{\text{Stage 3 balance in the current quarter} - \text{Stage 3 balance in the previous quarter} + \text{Write} - \text{off change in the current quarter}}{\text{Total loans and advance to customers in the previous quarter}}$$

Tier I ratio:

$$\frac{\text{Tier I referential equity}}{\text{Risk weighted assets}}$$

Total gross revenue:

$$\text{Interest income} + (\text{Revenue from services and commissions} - \text{Cashback expenses} - \text{Inter rewards}) + \text{Income from securities and derivatives} + \text{Other revenue}$$

MANAGERIAL REPORT | 4Q23

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29 Disclaimer M A N A G E R I A L R E P O R T | 4 Q 2 3 This report may contain forward-looking statements regarding Inter, anticipated synergies, growth plans, projected results and future strategies. While these forward-looking statements reflect our Management’s good faith beliefs, they involve known and unknown risks and uncertainties that could cause the company’s results or accrued results to differ materially from those anticipated and discussed herein. These statements are not guarantees of future performance. These risks and uncertainties include, but are not limited to, our ability to realize the amount of projected synergies and the projected schedule, in addition to economic, competitive, governmental and technological factors affecting Inter, the markets, products and prices and other factors. In addition, this presentation contains managerial numbers that may differ from those presented in our financial statements. The calculation methodology for these managerial numbers is presented in Inter’s quarterly earnings release. Statements contained in this report that are not facts or historical information may be forward-looking statements under the terms of the Private Securities Litigation Reform Act of 1995. These forward-looking statements may, among other things, beliefs related to the creation of value and any other statements regarding Inter. In some cases, terms such as “estimate”, “project”, “predict”, “plan”, “believe”, “can”, “expectation”, “anticipate”, “intend”, “aimed”, “potential”, “may”, “will/shall” and similar terms, or the negative of these expressions, may identify forward looking statements. These forward-looking statements are based on Inter's expectations and beliefs about future events and involve risks and uncertainties that could cause actual results to differ materially from current ones. Any forward-looking statement made by us in this document is based only on information currently available to us and speaks only as of the date on which it is made. We undertake no obligation to publicly update any forward-looking statement, whether written or oral, that may be made from time to time, whether as a result of new information, future developments or otherwise. For additional information that about factors that may lead to results that are different from our estimates, please refer to sections “Cautionary Statement Concerning Forward-Looking Statements” and “Risk Factors” of Inter&Co Annual Report on Form 20-F. The numbers for our key metrics (Unit Economics), which include active users, as average revenue per active client (ARPAC), cost to serve (CTS), are calculated using Inter’s internal data. Although we believe these metrics are based on reasonable estimates, but there are challenges inherent in measuring the use of our business. In addition, we continually seek to improve our estimates, which may change due to improvements or changes in methodology, in processes for calculating these metrics and, from time to time, we may discover inaccuracies and make adjustments to improve accuracy, including adjustments that may result in recalculating our historical metrics. About Non-IFRS Financial Measures To supplement the financial measures presented in this press release and related conference call, presentation, or webcast in accordance with IFRS, Inter&Co also presents non-IFRS measures of financial performance, as highlighted throughout the documents. The non-IFRS Financial Measures include, among others: Adjusted Net Income, Cost to Serve, Cost of Funding, Efficiency Ratio, Underwriting, NPL > 90 days, NPL 15 to 90 days, NPL and Stage 3 Formation, Cost of Risk, Coverage Ratio, Funding, All-in Cost of Funding, Gross Merchandise Volume (GMV), Premiuns, Net Inflows, Global Services Deposits and Investments, Fee Income Ratio, Client Acquisition Cost, Cards+PIX TPV, Gross ARPAC, Net ARPAC, Marginal NIM 1.0, Marginal NIM 2.0, Net Interest Margin IEP + Non-int. CC Receivables (1.0), Net Interest Margin IEP (2.0), Cost-to-Serve. A “non-IFRS financial measure” refers to a numerical measure of Inter&Co’s historical or financial position that either excludes or includes amounts that are not normally excluded or included in the most directly comparable measure calculated and presented in accordance with IFRS in Inter&Co’s financial statements. Inter&Co provides certain non-IFRS measures as additional information relating to its operating results as a complement to results provided in accordance with IFRS. The non-IFRS financial information presented herein should be considered together with, and not as a substitute for or superior to, the financial information presented in accordance with IFRS. There are significant limitations associated with the use of non-IFRS financial measures. Further, these measures may differ from the non-IFRS information, even where similarly titled, used by other companies and therefore should not be used to compare Inter&Co’s performance to that of other companies. 4Q23 Highlights Asset Quality Funding Capabilities Financial Performance Loan Portfolio Strategic Updates Unit Economics Capital Ratio Business Verticals AppendixRecent Developments

SIGNATURE Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized. INTER & Co, INC. By: /s/ Santiago Horacio Stel Name: Santiago Horacio Stel Title: Senior Vice President of Finance and Risks Date: February 07, 2024